EXHIBIT 99.1

Dividend of NOK 20 approved by the Annual General Meeting

The Annual General Meeting of Norsk Hydro ASA has on 3 May 2005 adopted the Board's proposal to distribute a dividend of NOK 20.00 per share. The dividend will be paid on 24 May 2005 to shareholders who are listed in the company's register as of 3 May. Shares will be traded ex-dividend from 4 May, while American Depositary Receipts (ADR) have been traded ex-dividend since 29 April.

Westye Hoegh and Reier Søberg were reelected as members of the nomination committee.

Contact   Idar Eikrem
Telephone +47 22533273
Cellular  +47 95028363
E-mail    Idar.Eikrem@hydro.com

Contact    Tor Steinum
Telephone  +47 22532731
Cellular   +47 95083933
E-mail     Tor.Steinum@hydro.com